February 9, 2017

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	Causeway Capital Management Trust (File No. 811-10467)

Ms. DiAngelo Fettig:

This letter responds to the comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for the Causeway Capital Management Trust (the “Trust”), in a telephone conversation on January 4, 2017. The comments relate to the Trust’s September 30, 2016 annual reports to shareholders filed on Form N-CSR and other various filings made by the Trust. SEI provides the Trusts with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust. The Trust is comprised of six series which are collectively referred to as the “Funds” in this letter.

We have reproduced the substance of your comments below, followed by the Trust’s response.

SEC Comment 1

In reviewing the filing history, it was noted the last Fidelity Bond 40-17G filing was made in December 28, 2015. Please confirm that the Registrant has an effective bond and that there were no lapses in coverage.

Trust Response to Comment 1

The Registrant confirms that there was no lapse in coverage; it has an effective bond for the period of August 19, 2016-August 19, 2017, which was filed on January 10, 2017.

SEC Comment 2

For the Funds website, it was noted that the links between the Fund Literature page and Summary Prospectuses may not be working properly. Please verify all the links are working properly.

Trust Response to Comment 2

The Registrant confirms that all links between the Fund Literature page and Summary Prospectuses are functioning properly.

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SEC Comment 3

In the Notes to Financial Statements in the September 30, 2016 annual report, please disclose any relevant Recent Accounting Pronouncements and the Funds’ assessment of those pronouncements in accordance with SAB 11 Q&A guidance.

Trust Response to Comment 3

The Trust agrees, and going forward will include relevant Recent Accounting Pronouncements and the Funds’ assessment of those pronouncements in accordance with SAB 11 Q&A guidance. For September 30, 2016, there were no Recent Accounting Pronouncements applicable to the Trust to be disclosed.

SEC Comment 4

In the Notes to Financial Statements in the September 30, 2016 annual report, significant shareholder concentrations were disclosed. Please add a disclosure to the prospectus regarding the risk of a significant shareholder concentration. Additionally, please expand the financial statement disclosure to contain the risks of the significant shareholder concentration.

Trust Response to Comment 4

The Trust agrees with the comment and a risk factor entitled “Large Purchase/Redemption Risk” has been added to the Prospectus. The risk factor notes that a Fund may be adversely affected when a large shareholder purchases or redeems large amounts of shares, and discusses the potential impact on portfolio management with examples. It notes that large shareholder transactions may cause Funds to make investment decisions at inopportune times or prices or miss attractive investment opportunities. It also notes that large shareholder transactions may increase a Fund’s transaction costs, accelerate the realization of taxable income if sales of securities to finance large redemptions result in realization of capital gains, or otherwise cause a Fund to perform differently than intended. Beginning with the semi-annual report as of March 31, 2017, a similar disclosure will be added to the Trust’s shareholder reports.

SEC Comment 5

For the Emerging Markets Fund in the September 30, 2016 annual report, it was noted that the Fund has approximately a 25% exposure to securities in China. The Statement of Additional Information includes a disclosure on China risk. Please add a similar disclosure to the prospectus related to China risk.

Trust Response to Comment 5

The Trust agrees, and a China risk disclosure has been added to the Prospectus.

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SEC Comment 6

For the International Small Cap Fund, the prospectus contains a disclosure that the index includes companies with market caps up to $8.35 billion, which are small by US standards, but may be large by local market standards. Please verify this is in compliance with the Names Rule and further define what is considered small cap in the security’s country of issuance.

Trust Response to Comment 6

The Trust received a similar comment from the Staff in connection with the Trust’s August 2014 485(a) filing for the Small Cap Fund prior to its launch. Specifically, in 2014, the Staff asked the Trust to explain why a fixed market capitalization definition, or other definition, of a small capitalization company would not be appropriate. As explained at the time, which is still the case, the Small Cap Fund uses a quantitative investment strategy to select stocks for the portfolio, and the portfolio management team evaluates its models, in part, in relation to the portfolio’s ability to track the performance of the benchmark. For example, the Small Cap Fund limits its investments in countries in relation to the weight of the country in the benchmark, as described in the Prospectus. Thus, to manage “tracking error,” i.e., a measure of the differential between the performance of the Small Cap Fund and that of the MSCI ACWI ex USA Small Cap Index, the Small Cap Fund needs to be authorized to invest in all of the securities in the benchmark. The Trust also notes that tracking error risk management is critical for funds using quantitative investment strategies and it is important that the Small Cap Fund carefully manage its tracking error. Consequently, the Small Cap Fund’s definition of small market capitalization companies needs to be flexible to adjust with the benchmark. If the Small Cap Fund were to limit the investable universe to companies with maximum market capitalizations lower than the largest companies in the benchmark, the Small Cap Fund would be excluded from investing in these larger companies and would consequently experience higher “tracking error.” The Trust also confirmed in its 2014 response, which is still the case, that the Small Cap Fund has no intention to purchase securities with market capitalizations that exceed that of the company with the highest market capitalization in its benchmark. The Staff ultimately permitted the Small Cap Fund’s registration statement to go effective.

As correspondence prior to the launch of the Small Cap Fund reflects, and which remains the case, the Trust believes it is in compliance with the Names Rule by explicitly defining small cap by reference to the highest market capitalization company in an appropriate index of small cap securities, in this case the MSCI ACWI ex USA Small Cap Index. The Trust is aware of other registered mutual funds that similarly define the meaning of small capitalization by reference to an appropriate small cap index, and can provide examples if desired. The Trust is not aware of a Staff position that requires small cap stocks to be defined by a specific dollar amount.

The Small Cap Fund’s prospectus discloses that some of the companies within the index’s market capitalization range may be large companies by local standards. This disclosure is intended only to communicate to shareholders that each market differs and that the Fund is not necessarily targeting the smallest capitalization companies in each market. For example, by US standards, a company with a market capitalization of $2 billion would be considered small cap, but it may not be small cap in Colombia. The Trust believes that it would not be possible or helpful to investors to attempt to define small cap separately for each of the 45 developed and emerging markets included in the benchmark, and it could arguably be misleading. The Small Cap Fund does not constrain its investments by market capitalization on a country-by-country basis and the Trust does not believe that the disclosure suggests that it does.

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SEC Comment 7

For the Global Absolute Return Fund, a comment was given in 2011 about embedded costs related to total return swaps in the Fund’s fee table. Please verify the response to that comment (include description of previous comment) is still accurate and matches relevant industry practice. Include a footnote to the fee table disclosing the costs of investing in swaps. The fund should also provide an estimate of the costs for the most recent fiscal year (as a percentage of assets).

Trust Response to Comment 7

The Trust confirms that the response provided in 2014, relevant portions of which are included below, remains accurate and is industry practice.

The Trust has considered the requirement under Form N-1A, Item 3, Instruction 3(c)(i), which provides that: “‘Other Expenses’ include all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts. The amount of expenses deducted from the Fund’s assets are the amounts shown as expenses in the Fund’s statement of operations (including increases resulting from complying with paragraph 2(g) of rule 6-07 of Regulation S-X [17 CFR 210.6-07]).”

The expenses to be included in the statement of operations are governed by U.S. generally accepted accounting principles (“GAAP”). Financial Accounting Standards Board (“FASB”) Topic 815, Accounting for Derivative Instruments and Hedging Activities, under GAAP, requires swap fees and expenses to be recorded as part of realized and unrealized capital gains/losses, and therefore such swap gains/losses are not to be listed as income or expenses on the statement of operations. Accordingly, the Trust does not believe that it is correct or appropriate under SEC and FASB rules that the Fund include swap expenses such as financing charges and similar costs in the prospectus fee table.

SEC Comment 8

For all Funds, as applicable, the prospectus fee tables include a footnote disclosure that “Other Expenses” may differ between the Classes due to various factors that can have a disproportionate effect on a particular Class, such as significant differences in cash flows. Please delete the footnote as it is not required or permitted by the form.

Trust Response to Comment 8

The Trust agrees, and going forward will remove the footnote disclosure from the fee tables in the prospectus.

SEC Comment 9

For the Global Absolute Return Fund in the September 30, 2016 annual report, the Schedule of Investments presents a total unrealized depreciation on swap contracts of ($22) and the Statement of Assets and Liabilities presents a total unrealized depreciation on swap contracts of ($15). Please explain the variance.

Trust Response to Comment 9

The Trust agrees that the amounts should have been consistent; the correct amount is ($15). The variance resulted from an open dividend on a swap contract that reset as of period end that was not picked up on the Schedule of Investments in error.

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SEC Comment 10

For the Global Absolute Return Fund in the September 30, 2016 annual report, Note 3 of the Notes to Financial Statements states no waivers or reimbursements were required during the fiscal year. The Statement of Operations lists a waiver of Advisory Fees. Please explain the discrepancy. Additionally, the Financial Highlights presents net expense ratios of 1.77% for the Institutional Class and 2.02% for the Investor Class, but Note 3 states that the expense limits are 1.75% and 2.00%, respectively. Please explain the discrepancy or more clearly note what was excluded from the expense cap.

Trust Response to Comment 10

The Trust agrees that the Notes to Financial Statements should have indicated that there were waivers during the fiscal year. In prior years there had not been waivers and when the waiver was triggered this year, the notes were not appropriately updated.

Regarding the expense ratios presented in the Financial Highlights and the expense limits, this discrepancy was discovered in late December, but after the financial statements had been issued. It was the result of a fee waiver under-accrual due to a manual error made towards the end of the fiscal year. The mistake resulted in the adviser not waiving enough fees for the fiscal year. The difference was repaid (with interest) by the Adviser promptly after discovery in December 2016. The issue was reported to the Trust’s Board and discussed at its February meeting. The amount of the under-accrual was significantly less than 1 cent per share.

SEC Comment 11

Follow up comment to responses filed on March 11, 2011: Growth of 10K charts should be based on the classes’ minimum investment. The Trust responded that beginning with the annual report for the year ended September 30, 2011, for any class shown with a minimum initial investment greater than $10,000, the Trust will disclose this amount as the starting point in the respective performance graph. This does not appear to be the case.

Trust Response to Comment 11

The Trust agrees. The minimum initial investment for the Investor Class of each Fund is $5,000, and the minimum initial investment for the Institutional Class of each Fund is $1 million. The significant majority of the Trust’s assets are in the Institutional Classes of its Funds. The Trust was seeking to provide useful information to investors by attempting to show both share classes on a combined chart, but believed that using a separate $1 million axis could confuse Investor Class shareholders. Moreover, the Trust believed that only showing the Investor Class would not be useful to the majority of the Trust’s shareholders who own Institutional Class shares. The Trust believes that showing two separate graphs – one for Investor Class and one for Institutional Class – plotted from $10,000 and $1 million would satisfy the relevant requirement, but could be confusing to all shareholders. Accordingly, the Trust will only show the Investor Class in these charts in the future, except that the Causeway Global Value Fund will show only its Institutional Class since its share classes started at different times and its Institutional Class was launched earlier.

SEC Comment 12

Follow up comment to responses filed on March 11, 2011: When a shareholder meeting occurs, it is required to disclose the voting results in both the shareholder report and the N-SAR under Item 77. In 2014, it appears that the results for International Opportunities Fund were only disclosed in the shareholder report.

Trust Response to Comment 12

The Trust agrees, and going forward will include the shareholder voting results in the N-SAR filings under Item 77. The Trust has decided not to re-file the N-SAR since the information was included in the September 30, 2014 shareholder report.

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SEC Comment 13

Follow up comment to responses filed on March 11, 2011: Please state whether the gross or net version of the benchmark is used. It was noted that the International Small Cap Fund did not appear to include a description of what gross and net benchmark mean similar to the other Funds.

Trust Response to Comment 13

The Trust agrees, and going forward will include a description in the International Small Cap Fund, similar to the other Funds in the Trust, of the definition of gross and net for the benchmark.

Please contact Eric Kleinschmidt at (610) 676-3426 if you have any questions or comments.

Very truly yours,

/s/ Eric Kleinschmidt
Eric Kleinschmidt
Treasurer

cc:	Turner Swan Kurt J. Decko Gracie V. Fermelia

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